Exhibit 99.2

BROOGE HOLDINGS ANNOUNCES SHAREHOLDER APPROVAL TO CHANGE NAME TO

BROOGE ENERGY LIMITED

NEW YORK, April. 07, 2020 (GLOBE NEWSWIRE) -- Brooge Holdings Limited (NASDAQ: BROG) ("Brooge"), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), announced that it held an extraordinary general meeting of its shareholders today and the shareholders of Brooge approved the change of the name of Brooge to Brooge Energy Limited and the adoption of Amended and Restated Memorandum and Articles of Association reflecting the new name. Brooge expects to begin conducting business under its new name beginning tomorrow, April 8, 2020.

About Brooge Holdings Limited

Brooge Holdings conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Conpany FZE’s (“BPGIC”) and Brooge Energy Limited’s (the “Company”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Readers are referred to the most recent reports filed with or furnished to the SEC by the Company. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com